P&O
Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

7 December 2

82-2083

Dear Sirs

P&O RESPONSE TO OFT DECISION ON TRANSACTION WITH BRITTANY FERRIES

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
Company Secretariat

dlw 1/5

enc

P&O

News Release

7 December 2004

P&O RESPONSE TO OFT DECISION ON TRANSACTION WITH BRITTANY FERRIES

P&O notes today's announcement from the Office of Fair Trading (OFT) that it has decided to refer to the Competition Commission the proposed transaction with Brittany Ferries for the sub-charter of two P&O Ferries' vessels, and the transfer of approximately 350 employees, on the Portsmouth - Le Havre route. P&O will be studying the terms of the OFT's decision and continues to believe it has a strong case.

Further information: Peter Smith, Director, Communications and Strategy
Tel: +44 (0)20 7930 4343

Victoria Moth, Corporate Communications Manager
Tel: +44 (0)20 7321 4593

Notes to editors:

1 On 28 September 2004, P&O announced the outcome of its Fundamental Business Review of P&O Ferries. One of the proposed changes to the business resulting from this is the closure of all Western Channel routes except Portsmouth to Bilbao. Subject to employee consultation and other conditions, it was proposed that two of the surplus ships on the Western Channel, Pride of Portsmouth and Pride of Le Havre, would be sub-chartered to Brittany Ferries with their crew and related shore staff.

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